UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated January 26, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: January 26, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE Stockholm January 26, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

Revised accounting treatment of Honduras transaction

Stockholm, January 26, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) announced today that it is restating its full-year financial statements for 2010 as well as its interim quarterly financial statements for the periods ended September 30, 2010 to September 30, 2011 to reflect a revised accounting treatment of the put option provided to its local partner in the July 1, 2010 Honduras transaction. The amended accounting treatment of the put option and consequent restatements have no effect on reported revenues, EBITDA, operating cash flow, dividends and guidance.

On July 1 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for a duration of five years for his 33% stake. At the same time, Millicom granted a put option for the same duration to its local partner, exercisable in the event of a change of control of Millicom or the Honduras subsidiary. As a result of the transaction, Millicom started to consolidate fully its subsidiary in Honduras.

Following a reassessment of the accounting treatment of the Honduras transaction, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737.4m, representing an estimate of the net present value of the redemption amount of the put option at that date in accordance with IAS 32.23 and a corresponding decrease of shareholder’s equity. Millicom has also recorded a financial expense/income for each subsequent reported period to reflect the change in value of the put option liability in accordance with IAS 39. Such financial expense/income has impacted net profit negatively for 2010 by $32m (less than 2% of reported net profit) and positively for the first nine months of 2011 by $50.8m.

There is no change to the economic substance of the put option and accordingly to its fair value, which is assessed as not material for each of the restated reporting periods. In addition, this does not impact the full consolidation of Millicom’s Honduras subsidiary from July 1, 2010.

Please find attached unaudited restated historical financial information as of and for the year ended December 31, 2010 as well as for interim periods from September 30, 2010 to September 30, 2011. Millicom expects to publish audited restated financial statements for 2010 and 2011 on March 2, 2012 in its 2011 Annual Report on Form 20-F.

January 26 2012 - Revised accounting treatment of Honduras transaction	Page 1 of 2

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

January 26 2012 - Revised accounting treatment of Honduras transaction	Page 2 of 2

					QTR ended	QTR ended
	Year ended	QTR ended	QTR ended	QTR ended	June 30,	Sept. 30,
	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other non-operating income (expenses), net
As previously reported	(31,519)	(2,694)	1,064	15,421	(4,067)	(30,865)
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	(63,475)	(83,485)	49,899	44,744	(39,270)	25,814
Profit before taxes from continuing operations
As previously reported	1,870,163	1,265,142	225,681	281,414	249,467	246,911
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,838,207	1,184,351	274,516	310,737	214,264	303,590
Net profit for the period
As previously reported	1,652,233	1,205,248	157,161	230,137	175,172	287,923
Adjustment	(31,956)	(80,791)	48,835	29,323	(35,203)	56,679
As adjusted	1,620,277	1,124,457	205,996	259,460	139,969	344,602
Accumulated profits brought forward
As previously reported	1,134,354	1,134,354	1,134,354	2,788,794	2,223,942	2,223,990
Adjustment	—	—	—	(31,956)	(31,956)	(31,956)
As adjusted	1,134,354	1,134,354	1,134,354	2,756,838	2,191,986	2,192,034
Total equity
As previously reported	3,159,011	3,151,570	3,159,011	3,436,744	3,262,507	3,445,433
Adjustment	(769,378)	(818,213)	(769,378)	(740,055)	(775,257)	(718,579)
As adjusted	2,389,633	2,333,357	2,389,633	2,696,689	2,487,250	2,726,854
Total current liabilities
As previously reported	1,689,908	2,179,112	1,689,908	1,691,754	1,764,991	1,648,236
Adjustment	769,378	818,213	769,378	740,055	775,257	718,579
As adjusted	2,459,286	2,997,325	2,459,286	2,431,809	2,540,248	2,366,815